DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068255

No Act
P.E. 11-26-02
1-08610

December 26, 2002

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Act	1934
Section	
Rule	14A-8
Public Availability	12/26/2002

Re: SBC Communications Inc.
Incoming letter dated November 26, 2002

Dear Mr. Wirtz:

This is in response to your letter dated November 26, 2002 concerning the shareholder proposal submitted to SBC by the Welt-Katzen Family Irrevocable Trust – 1995. We also have received a letter from the proponent dated December 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joshua Katzen
Trustee
JW Katzen Company
40 Nonantum Street
Newton, MA 02458

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

November 26, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of Welt-Katzen Family Irrevocable Trust - 1995

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Joshua Katzen, Trustee of the Welt-Katzen Family Irrevocable Trust - 1995, for inclusion in SBC's 2003 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2003 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement, the proponent's letter submitting the proposal, SBC's correspondence to the proponent, proponent's response to SBC (not including the proponent's trust documentation, which SBC will provide to the Staff on request), and a letter from National Public Radio responding to the proponent's statements. A copy of this letter and related cover letter are being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

The Proposal

On November 4, 2002, SBC received a letter from the proponent containing the following proposal:

> *Resolved, the shareholders request the Board of Directors of the Corporation to adopt a policy affirming that the Corporation will not sponsor or contribute funds to media organizations that undermine the American war on terrorism by refusing to identify as "terrorists" or "terrorist organizations" any entity or person listed on the U.S. Government's list of terrorists or terrorist organizations.*

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Background

The proposal would require SBC to:

- identify media organizations that refuse to refer to certain organizations as terrorists,
- determine if the identified organization's actions will "undermine the American war on terrorism," and, then,
- not sponsor or contribute funds to those media organizations.

In the supporting statement, the proponent focuses solely on National Public Radio (NPR), a nonprofit organization. The proponent alleges that NPR refers to certain organizations as militants, instead of terrorists, on a regular but not exclusive basis. The proposal claims these are organizations that have been identified by the US government as terrorist organizations and seeks to have SBC's shareholders join in the proponent's quest to change how NPR broadcasts the news. The proposal goes on to make the astounding allegation that NPR has undermined the efforts of the United States in combating terrorism through its broadcasts and that NPR was "lauding those who have denigrated America after 9/11." The proponent's supporting statement alleges:

> NPR has been virtually alone in having broadcasts that say America deserved the 9/11 tragedy and in opposing America's war on terrorism.

NPR has denied that it was improperly identifying the organizations in question, but claims it has provided a balanced and thorough examination of these organizations. It further denies saying the United States "deserved" the tragedy and denies that it opposes America's war on terrorism.

SBC's involvement in the proponent's dispute comes from charitable contributions of the SBC Foundation and of SBC and its affiliates to nonprofit news organizations, such as NPR. Since January 1998, the SBC Foundation made contributions to NPR of $450, solely through matching contributions; no contributions were made to NPR by SBC or its affiliates. Contributions to all nonprofit media organizations by the SBC Foundation and SBC and its affiliates during this almost 4-year period were approximately $3 million to well over 100 organizations, almost all of which were state or local organizations. This proposal would require SBC to review news programs of nonprofit media organizations, such as NPR, for the purpose of evaluating (1) whether the organization is properly using the word "terrorist" and (2) whether the failure by that organization to use the word is undermining the "American war on terrorism." In essence, the proposal seeks SBC's support in the proponent's ongoing dispute with NPR.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may also be omitted from SBC's proxy statement for the reasons stated below.

<u>*Reasons the Proposals May Be Omitted from the Proxy Statement*</u>

Pursuant to Rule 14a-8(i)(3): The proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Staff of the Division of Corporation Finance has consistently found that proposals may be omitted under Rule 14a-8(i)(3) where the proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*Philadelphia Electric Co.*, July 30, 1992). In *Potomac Electric Power Co.* (February 5, 1981), the proposal would have created a "national utility stockholders union for purpose of being treated fair by public utility commissions." The staff stated, "Consequently, we believe that the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholder at the time their votes were cast."

The NPR proposal submitted to SBC is exactly the type of vague mandate that the Staff has indicated may be properly omitted from proxy materials. The proposal woefully lacks any specifics on how to measure the proper number of times the word "terrorist" should be used or the even more difficult task of evaluating whether the usage is undermining anti-terrorist activities. What other acceptable words are permitted instead of "terrorist"? How often does the word need to be used in describing an organization? What standard would the company use to evaluate the effects on the anti-terrorism activities of the United States? This proposal would have SBC make extraordinarily subjective evaluations that could not possibly be envisioned by a shareholder voting on this proposal. Similar proposals that the Staff found could be properly excluded because the standards under the proposal were subject to differing interpretations include: *SBC Communications Inc.* (Jan. 10, 1998) (proposal would have the company sever "all connection with organizations which support denial of the right-to-vote, government-with-consent-of-the-governed and other basic freedoms"); *Hershey Foods Corporation* (December 27, 1988) (proposal regarding policy on advertising for sexually suggestive or pornographic television programming); and *Joseph Schlitz Brewing Co.* (March 21, 1977) (proposal restricting company from advertising on television programs containing "excessive and gratuitous violence").

In addition, the proposal impugns the character, integrity and reputation of NPR by not only suggesting that NPR does not support the activities of the United States against terrorism, but by actually alleging that NPR has "undermined" the anti-terrorism activities of the United States by, among other things, "lauding those who have denigrated America after 9/11." NPR has denied these allegations. Rule 14a-9 provides that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or assertions, without factual foundation" may be misleading and constitute a violation of Rule 14a-9. This proposal acts as a general attack on the loyalty of NPR and its employees to the United States, citing excerpts from numerous broadcasts taken out of context to be the foundation of the proponent's allegations. In *Weyerhaeuser Company* (Jan. 22, 1997), the Division allowed the omission of a proposal that requested the issuer to refrain from giving charitable contributions to organizations that performed abortions. The supporting statement in *Weyerhaeuser* made numerous charges of illegal or immoral conduct that were impossible to verify. Similarly, the out-of-context references to NPR broadcasts are insufficient to establish that NPR is undermining the efforts of the United States against terrorism or that NPR has in some way supported those that oppose the United States.

In summary, the proposal contains unsupported allegations of conduct by National Public Radio against the interests of the United States that if published could establish a violation of Rule 14a-9. The proposal lacks any coherent standard that could be used to evaluate whether the conduct of a media organization undermines the anti-terrorist activities of the United States. As a result, shareholders asked to vote on the proposal would not know what actions they were requesting SBC to take; and indeed, any interpretation of the proposal by SBC would invariably be at odds with that of its shareholders. Therefore, SBC believes the proposal violates Rule 14a-9 and may be properly omitted from a registrant's proxy materials.

Pursuant to Rule 14a-8(i)(4): The proposal relates to the redress of a personal claim or grievance against the company or any other person, or it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large.

The proposal seeks to redress the proponent's personal claim and grievance against NPR, The proponent seeks to have SBC withhold funds from NPR to assist the proponent in his efforts to have NPR and other media organizations consistently and repeatedly refer to certain organizations as terrorists. The proponent states, "[M]edia outlets such as NPR undermine the American war on terrorism by keeping Americans from understanding the pervasive violent activities of these groups and from even being aware of whom the government has determined to be terrorists.... NPR has been virtually alone in having broadcasts that say America deserved the 9/11 tragedy and in opposing America's war on terrorism." The proponent provides excerpts from certain NPR broadcasts in his supporting statement as examples of such "undermining" activity. The proponent's stated goal is to change how NPR operates and to have SBC's shareholders join him in this endeavor.

Rule 14a-8(i)(4) is designed to prevent shareholders from abusing the shareholder proposal process to achieve personal ends that are not necessarily in the common interest of the other shareholders. Release No. 34-20091 (August 16, 1983). The Staff has consistently permitted a registrant to omit a proposal from its proxy statement on the grounds the proposal was designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. *Southwestern Bell Corporation* (Jan. 17, 1990) (proposal to have company discontinue contributions to the Public Broadcasting System ("PBS") until PBS makes its televisions feeds available to the proponent was properly excluded because it benefited the proponent rather than the Company's shareholders at large); *NBB Bancorp, Inc.* (February 25, 1993) (proposal to establish scholarships for "worthy parents" and others to take courses in "biology, economics, law, nutrition, genealogy, sociology, psychology and related disciplines," funded by contributions from shareholders, was properly excludable because it furthered an interest of the proponent not shared by shareholders at large).

Because the proposal is solely designed to aid the proponent in his campaign against NPR and would be of limited or no value to shareholders at large, this proposal may be properly excluded under Rule 14a-8(i)(4).

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to the company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff has long taken the position that proposals that seek to promote or exclude charitable donations directly or indirectly to specific charities may be properly omitted from the company's proxy materials because they relate to ordinary business. *In Lucent Technologies Inc.* (November 18,2002), the Staff considered a similar proposal, which requested the board "discontinue any support, direct or indirect, for National Public Radio . . . until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ [Society of Professional Journalists] Code of Ethics." The Staff permitted the exclusion of the proposal from Lucent's proxy materials on the grounds the proposal related to ordinary business matters. Another recent example of the Staff's position is contained in *American Home Products* (March 4, 2002). In that letter a proposal to have a committee study and report on the impact that charitable contributions have on the company's business also included numerous references in the "whereas" clauses to the negative effects of making contributions to Planned Parenthood. The Staff concluded the proposal could be properly excluded "as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations)." See also *Corning Incorporated* (Feb. 2, 2000) (proposal that the company refrain from making charitable contributions to organizations that perform abortions may be excluded as ordinary business); and *Aetna Inc.* (Feb. 3, 2002) (proposal that company cease contributions to organizations that promote "larger government or more government regulation" may be excluded as ordinary business).

The proposal submitted to SBC would have the company cease all contributions to NPR and other news organizations unless they use language deemed acceptable to the proponent. This proposal is not only directed to certain types of charities, specifically public radio, but is further limited to those organizations who do not comply with the proponent's view of proper reporting. Therefore, this proposal falls squarely within the ordinary business exception and may be properly omitted from the company's proxy materials under Rule 14a-8(i)(7).

* * *

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirt

Enclosures

cc: Joshua Katzen

JW KATZEN COMPANY
A Unit of Rochester Management Corporation

40 NONANTUM STREET
NEWTON MA 02458

PHONE: 617/527-7707
FAX: 617/964-3720
E-MAIL: jkatzen@aol.com

RECD. BY
PRES-SBC
11/4

October 31, 2002

Mr. William Daley, President
SBC Communications
175 East Houston
San Francisco, Texas 78205

Dear Mr. Daley:

Enclosed please find a shareowner's proposal for inclusion in SBC Communications' 2003 Proxy materials. As the enclosed letter from Merrill Lynch indicates, the Welt-Katzen Family Irrevocable Trust – 1995, of which I am a trustee (as shown by the enclosed first and signature pages of the Declaration of Trust) has continuously been a holder of 4,851shares of SBC Communications common stock for over 12 months. I intend to hold these shares in the Trust through the date of SBC Communication's annual meeting of shareholders in 2003.

If you have any questions, you can call me at the above numbers.

Thank you

Sincerely,

Joshua Katzen

Corporate Resolution On Corporate Contributions to Companies That Undermine the American War on Terrorism

Mr. Joshua Katzen, of ____________, Newton, MA 02160, Trustee of the Katzen Family Trust, an owner of ______shares of common stock in SBC Communications (the "Corporation"), has furnished the following statement in support of his proposal:

Whereas, the Corporation should not take actions or use corporate funds in a way that would undermine the U.S. government's fight against international terrorism:

Whereas, it has come to our attention that some media outlets, like National Public Radio (NPR), undermine the American war on terrorism by routinely refusing to use the word "terrorist" in news reports describing many of the entities listed on the US Government's list of terrorists and terrorist organizations and by lauding those who have denigrated America after 9/11:

RESOLVED, the shareholders request the Board of Directors of the Corporation to adopt a policy affirming that the Corporation will not sponsor or contribute funds to media organizations that undermine the American war on terrorism by refusing to identify as "terrorists" or "terrorist organizations" any entity or person listed on the U.S. government's list of terrorists or terrorist organizations.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Supporting Statement:

By using euphemisms like "militants" or "activists", which have non-violent associations in American minds, and by refusing to identify as "terrorists" persons and organizations that the US government has found to be terrorists or terrorist organizations, media outlets such as NPR undermine the American war on terrorism by keeping Americans from understanding the pervasive violent activities of these groups and from even being aware of whom the government has determined to be terrorists.

1. In the 12 months following 9/11, NPR hosts/reporters described HAMAS members as "militants" or "activists" 47 times; on only 2 occasions did they describe them as "terrorists", despite HAMAS being listed by the US government as a "terrorist organization."

2. Even when describing the murder of Americans, NPR has described the murderers as "militants", not "terrorists." On August 2, 2002, for example, NPR reported on Morning Edition: "...the **militant** group **Hamas** claimed responsibility for a bomb attack at Hebrew University in Jerusalem that killed seven people, including five Americans."

NPR has been virtually alone in having broadcasts that say America deserved the 9/11 tragedy and in opposing America's war on terrorism.

NPR's Morning Edition, on September 6, 2002 interviewed singer Ani deFranco and played a song written soon after 9/11: "On a morning, beatific in its Indian summer breeze, on the day that America fell to its knees after strutting around for a century without saying thank you or please... You can keep the propaganda. You can keep each and every TV that's been trying to convince me to participate in some prep school punk's plan to perpetuate retribution.''

NPR's Susan Stamberg gushed, "...you are one of the few to come out publicly and in art with criticism of the U.S. after September 11th ... here you are, a singer, mixing politics and music. You know, there is a rather long and distinguished history of that kind of mix." The segment ended with the voice of Ms. DeFranco singing "...while the rich profit off our blood."

Merrill Lynch

Joseph M. Miller
Vice President
Financial Advisor
Joseph L. Miller
Asst. Vice President/Financial Advisor
50 Route 111
Smithtown, New York 11787
631-361-3223
631-361-3217
800-285-5235
FAX 631-361-3318

Re: Merrill Lynch account 843-63697
Account of Amelia Welt Katzen TTEE
Joshua W. Katzen TTEE
Steven M. Tannenbaum TTEE

To whom it may concern:

The above referenced accountholder is currently holding 4,851 (four thousand eight hundred fifty one) shares of SBC Communications common stock (NYSE ticker SBC/ Cusip #78387G103).

These shares have been held by the accountholder continuously for a period of greater than one year.

If there remain any questions regarding this matter, please feel free to contact me at the number above.

Sincerely,

Joseph L. Miller
Assistant Vice President

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

SBC

November 11, 2002

Via UPS

Mr. Joshua Katzen
JW Katzen Company
40 Nonantum Street
Newton, MA 02458

Dear Mr. Katzen:

On November 4, 2002, we received your letter dated October 31, 2002, submitting a shareowner proposal for inclusion in SBC's 2003 Proxy Statement. We are currently reviewing your proposal to determine if it is appropriate for inclusion in our 2003 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the shareowner intends to continue to hold the shares through the date of the Annual Meeting. We note that you provided portions of the trust document with your letter, indicating that you are one of three co-trustees of the Welt-Katzen Family Irrevocable Trust - 1995. However, we were unable to determine if you have authority, acting alone without the other trustees, to vote the SBC shares held in the trust. Also, we note that the other trustees did not sign the letter submitting the proposal.

Therefore, you must provide documentary support that you have the authority as a trustee to act alone on behalf of the trust without the other trustees. You must provide the documentation, and your response must be postmarked, no later than 14 days from your receipt of this letter.

Also, please confirm that you or your qualified representative will be present at the 2003 Annual Meeting in order to present your proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2003 Annual Meeting of Shareowners will be provided to you at a later date.

Sincerely,

Nancy H. Justice

JW KATZEN COMPANY
A Unit of Rochester Management Corporation

40 NONANTUM STREET
NEWTON MA 02458

PHONE: 617/527-7707
FAX: 617/964-3720
E-MAIL: jkatzen@aol.com

SBC COMMUNICATIONS INC.
LEGAL DEPARTMENT
RECEIVED

NOV 25 2002

November 16, 2002

Nancy Justice
Corporate Manager, SEC Compliance
SBC Communications Inc.
175 E. Houston St., 2d Floor
San Antonio, TX 78205

Dear Ms. Justice;

Responding to your letter of November 11, 2002, I am enclosing a copy of the Declaration of Trust of the Welt-Katzen Family Irrevocable Trust – 1995. Please see Section (D) of Article XIV of the Trust, which provides that the signature of a single Trustee, which I have provided, is adequate to bind the Trurst.

I'm also enclosing a Certificate regarding due authorization pursuant to that Section as well.

I am also hereby confirming that either I or my representative will be present at the 2003 Annual Meeting of the Corporation.

I trust that you have nor further questions and that the proposed resolution will be included.

Cordially,

Joshua W. Katzen
Trustee of Welt-Katzen Irrevocable Trust - 1995

TRUSTEE'S CERTIFICATE

JOSHUA W, KATZEN hereby certifies as follows:

1. I am currently a Trustee of the Welt-Katzen Family Irrevocable Trust – 1995, u/d/t dated December 4, 1995;

2. I have been duly authorized as such Trustee to execute all documents incidental to a Shareholder Resolution to be presented at the 2003 Annual Meeting of SBC Communications, Inc.

Signed as a sealed instrument this 14 day of November, 2003.

Joshua W. Katzen

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

November 26, 2002

Mr. Joshua Katzen, Trustee
Welt-Katzen Family Irrevocable Trust - 1995
c/o JW Katzen Company
40 Nonantum Street
Newton, MA 02458

Dear Mr. Katzen:

On November 4, 2002 we received your letter submitting a proposal for inclusion in SBC's 2003 proxy statement and your follow up letter on November 25, 2002. The company has determined to omit your proposal from its 2003 proxy materials. A copy of the company's letter to the Securities and Exchange Commission is enclosed, detailing our reasons for the action.

Sincerely,

Wayne Wirtz

Enclosure

National Public Radio®
635 Massachusetts Ave, NW
Washington, DC 20001-3753

Telephone: 202.513.2000
Facsimile: 202.513.3329
http://www.npr.org

npr

November 26, 2002

SBC Communications, Inc.
c/o Wayne Wirtz, Esq.
Assistant General Counsel
175 East Houston
San Antonio, TX 78205

Dear Mr. Wirtz:

Thank you for forwarding us a copy of the October 31, 2002 shareholder's proposal of Joshua Katzen of Newton, Massachusetts.

In our view, Mr. Katzen's proposal falls under a number of the provisions of SEC Rules 14a-8(i) that permit it to be excluded from proxy material. Among other things, it both seeks to further a personal interest not shared by other shareholders and contains false and misleading statements. We thus submit and request that it should be excluded from the SBC proxy material.

1. The proposal seeks to further Mr. Katzen's personal interest in securing news coverage favorable to Israel, an interest which is not shared by other SBC shareholders generally

Mr. Katzen and his wife, Amelia Welt Katzen, have for a number of years sought to force media organizations to cover news relating to Israel and the Middle East from their own personal viewpoint. They have done this, among other ways, by supporting and serving on the board of directors of an organization in the Boston area named Committee for Accuracy in Middle East Reporting, Inc., known as "CAMERA."

This proposal is simply another effort by Mr. Katzen to advance his personal interests in trying to force media organizations to report Middle East news in a way that matches his own view and perspective. We submit that those interests are not shared by SBC shareholders at large, and the proposal may be excluded.

2. The material supporting Mr. Katzen's proposal contains materially false and misleading statements.

In his supporting material Mr. Katzen's ostensible complaint with the media in general and NPR in particular is that they "refuse" to use the word "terrorist" to describe the Palestinian organization HAMAS, which he says is identified by the US government as supporting terrorism. He then makes allegations about the frequency of usage of the word "terrorist" in NPR programming.

NPR does not "refuse" to use the words "terrorist" or "terrorism." Rather, like other major news organizations, NPR uses the words carefully. NPR has in a balanced and thorough manner throughout its reporting described the violent and lethal activities of the various organizations in the Middle East, including HAMAS. All one need do is to review the transcripts of its Middle East reporting (available on its Web site www.npr.org) to appreciate the extent of this.

It is impossible meaningfully to analyze Mr. Katzen's conclusory statistical allegations in support of his proposal, but we believe them to be erroneous. However, in an effort to provide some context to this issue, I asked that a computer search be undertaken of the transcripts of all NPR news reports after September 11, 2001, on the subject of "Israel" for use in them of the words on which Mr. Katzen has focused. Of the 787 transcripts in which the words "terrorism" and "Israel" appeared, 128 contained the words "HAMAS" and "terrorism" or "terrorist" (or both "t" words) within the story. Of those 128, 54 contained those words within 10 words of each other, and 36 contained them within five words of each other. Thus use by NPR of the words "terrorism" and "terrorist" is common within this area of reporting in general and in reports on HAMAS in particular.

To characterize NPR and other media organizations based on their use of the word "terrorism" as "keeping Americans from understanding the pervasive violent activities of [militant organizations]" is patently misleading. NPR has reported extensively on the violence perpetrated by these organizations in the Middle East and will continue to do so. But to assert that use of a single descriptor determines the accuracy of those reports is a misstatement of fact.

Finally, the assertion in the supporting statement that "NPR has been virtually alone in having broadcasts that say America deserved the 9/11 tragedy and in opposing America's war on terrorism" is both false and misleading, and impugns the reputation of NPR. NPR denies that it has ever said that "America deserved the 9/11 tragedy," or that it has ever opposed America's war on terrorism, or that it "lauded those who have denigrated America after 9/11."

Even the supporting statement of Mr. Katzen does not support any of those statements. First, the fact that NPR broadcast one interview of singer/songwriter Ani Difranco, an individual independent of NPR who apparently indicated that she did not support the U.S. war in Afghanistan, does not constitutes NPR adopting her views.

Second, NPR in fact has consistently supported America's war on terrorism. It has done so by reporting accurately and comprehensively on that subject, providing more in-depth, balanced reporting on the Middle East and terrorism generally than any other American electronic media organization. The excellence of its coverage earned it some of the highest American journalistic awards, including the prestigious George Foster Peabody and Overseas Press Club of America awards, both for reporting on the U.S. war on terrorism.

In short, we submit that this proposal is inappropriate and its exclusion is fully justified under SEC Rule 14a-8(i).

Very truly yours,

Neal A. Jackson

Neal A. Jackson
Vice President for Legal Affairs,
General Counsel and Secretary

MR. JOSHUA KATZEN
WELT-KATZEN IRREVOCABLE TRUST
40 NONANTUM STREET
NEWTON, MA 02458
(617)527-7707

December 17, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: SBC Communications, Inc. - Move to exclude from proxy materials shareholder proposal of Joshua Katzen, Welt-Katzen Family Irrevocable Trust - 1995

Dear Gentlemen:

In a recent letter SBC Communications (in the person of Mr. Wayne Wirtz, Assistant General Counsel, SBC, dated Nov. 26, 2002) advised that it has decided to omit from its 2003 proxy materials my shareholder proposal directing that the company no longer support media outlets which undermine the U.S. fight against terrorism by, for example, failing to use any forms of the word "terror" in describing entities or persons listed as such by the U.S. Government.

According to the SBC letter and accompanying attachments, the company based this decision on representations by one of these media outlets, National Public Radio. NPR claimed in a letter to SBC dated Nov. 26, 2002, that, in fact, it does use the word terror to describe the group Hamas (Hamas is considered by the USG to be a terrorist group). Indeed, according to NPR's letter, "use by NPR of the words 'terrorism' and 'terrorist' is common within this area of reporting in general and in reports on HAMAS in particular."

Based on a review of the relevant transcripts, which I have just completed, NPR's claim is an egregious and material misrepresentation, which only underscores the network's extreme unreliability in these matters. It is unfortunate that SBC accepted NPR's claims at face value and apparently did not exercise due diligence before sending its letter of Nov. 26, 2002 to the SEC.

NPR states in its letter to SBC that it did a "computer search ... of the transcripts of all NPR news reports after September 11, 2001 on the subject of 'Israel' for use in them of the words on which Mr. Katzen has focused," with the following results:

Of the 787 transcripts in which the words "terrorism" and "Israel" appeared, 128 contained the words "HAMAS" and "terrorism" or "terrorist" (or both "t" words) within the story. Of those 128, 54 contained those words within 10 words of each other, and 36 contained them with five words of each other. Thus the use by NPR of the words "terrorism" and "terrorist" is common with this area of reporting in general and in reports on HAMAS in particular.

In fact, contrary to NPR's claim, almost all of these instances of the word "Hamas" appearing in close proximity to some form of the word terror are in statements by guests such as Congresswoman Nancy Pelosi (10/8/2002) or Israeli Ambassador Dore Gold (9/22/2002) or other Israeli spokesmen, or in audio clips of political speeches, for example, by President Bush. NPR reporters, in these very same reports, commonly refer to Hamas as a "faction," a "militant group," "militants," etc.

An NPR report on September 19, 2002 is a typical example of this. A suicide bus bombing had just occurred in Israel, in which at least five innocent people were killed and more than 50 wounded. In the report the words "Hamas" and "terror" did appear within five words of each other, and as such this report was surely counted by NPR as one in which it had referred to Hamas as terrorist.

But NPR host John Ydstie in his introduction stated that the "**Hamas faction** claimed responsibility for the bombing." Note he did not say terrorist group or terror group or terrorist, but faction. And in the story that followed, NPR reporter Peter Kenyon did not once refer to Hamas as any sort of terror group. But the report was disingenuously counted by NPR as one in which "Hamas" was in close proximity to "terror" because of a statement by Israeli spokesman Dore Gold:

Mr. DORE GOLD (Adviser to Ariel Sharon): If Mr. Arafat or the Palestinian Authority wanted to show goodwill towards Israel, that they had somehow turned over a new leaf, that somehow terrorism was now illegitimate in their view, they could utilize their vast security forces in the Gaza Strip, round up the **terrorists of Hamas and Islamic Jihad**, certainly halt their own attacks of Tanzim, but there's absolutely no evidence that they have moved in that direction.

This example is typical of NPR's reporting methods. Indeed, a search in the NPR file of the Lexis/Nexis database for news stories in which "Hamas" and some form of the word "terror" were in close proximity revealed that in these stories NPR reporters and hosts almost uniformly failed to use any form of the word "terror" to refer to Hamas.

For example, in these five "close proximity" stories NPR reporters referred to Hamas not as any sort of terror group but as the "militant group Hamas":

1. 9/19/2001 Guy Raz
2. 12/2/2001 Dan Gonyea
3. 12/4/2001 Robert Siegel

4. 4/23/2002 Bob Edwards
5. 8/22/2002 Anne Garrels

Only in one instance did an NPR host refer to Hamas as a terror group, and that was during an interview by Scott Simon of NPR commentator Daniel Schorr, in which Simon used the phrase "the terrorist group Hamas." In the same segment, however, Simon referred to "Palestinian gunmen" (not terrorists) who had just killed four Israeli civilians. (July 27, 2002)

In another report, on the arrest in the United States of individuals suspected of aiding al-Qaeda, an NPR reporter paraphrased the indictment as charging the defendants with "basically providing support for any terrorist group whether Hamas or al-Qaeda that wants to use their services." (August 29, 2002)

These were the exceptions rather than the rule during the period of my survey, which covered the period September 12, 2001 to November 26, 2002 (that is, the same dates NPR claimed they surveyed). According to my tally there were 693 stories which contained the words "Israel" and "terrorism." Of these, 160 contained the words "Hamas" and "terror" or "terrorism," 34 stories had the word "Hamas" within 10 words of some form of the word "terror," and 20 stories had the word "Hamas" within 5 words of some form of the word "terror." But, as noted, actually reading the transcripts, rather than just reciting the results of a computer search, shows there were exceedingly few instances over this more-than-one-year period in which NPR reporters themselves referred to Hamas as a terrorist group.

In addition, while NPR disputes the relevance of whether or not they do in fact refer to Hamas as a terror group, the deceptive claims and, at best, shoddy research in their letter to SBC, are illustrative of the network's reckless approach to reporting on terrorism, and make an independent and powerful argument against any SBC support for NPR.

The bottom line, therefore, is that NPR's claim that "The material supporting Mr. Katzen's proposal contains materially false and misleading statements," is itself materially false and misleading. It is shocking, and perhaps actionable under the anti-fraud rule (Sec 240.14a-9) or other SEC rules, that NPR's General Counsel, Neal Jackson, would knowingly submit such a materially deceptive letter to SBC and, directly or indirectly, to the SEC.

SBC's letter also repeats NPR's technical claim that the proposal can be excluded under SEC Rule 14a-8(i)(4) because it allegedly "relates to the redress of a personal claim or grievance against the company or any other person, or it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large."

In fact, I certainly have no "personal claim or grievance against the company," since the company referred to in the statute is clearly SBC, not NPR. While it is not relevant to the statute, neither do I have any personal grievance against NPR – I merely want them to do the right thing by labeling as terrorist organizations those entities designated as such by the U.S. government on the basis of conclusive and well-known evidence.

Neither would the shareholder proposal result in any benefit to me. As for allegedly furthering a personal interest not shared by other shareholders at large, according to numerous polls there is broad interest among the public that reporting be fair and accurate, and that it reflect facts rather than a partisan agenda. A Gallup Poll of December 8, 2000, for example, found that 65 percent of respondents believed that "news organizations' stories and reports are often inaccurate," while a Pew Research Center Poll of June 9, 2002 found that 80 percent of respondents rated accuracy in reporting as "extremely important."

SBC also cites Rule 14a-8(i)(7) as a reason to omit the proposal, namely that the question of contributing to a charity is a matter "relating to the company's ordinary business operations," and in support of this cites a number of rulings. It is my understanding, however, that these rulings are merely advisory in nature and are not supported by case law. Moreover, there are serious questions as to whether a charitable contribution, which by definition makes no positive contribution to the corporation's bottom line or to shareholder value, can even be considered an "ordinary business operation."

On the basis of the above facts I believe there is no justification whatsoever for omitting the proposal and respectfully ask that the SEC require the company to place the proposal before the shareholders at the earliest opportunity.

Sincerely,

Joshua Katzen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 26, 2002

The proposal requests that the board of directors adopt "a policy affirming that the company will not sponsor or contribute to media organizations that undermine the American war on terrorism."

There appears to be some basis for your view that SBC may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SBC relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor